UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SPARK NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84651P100

(CUSIP Number of Class of Securities)

Joshua A. Kreinberg

General Counsel and Corporate Secretary

Spark Networks, Inc.

8383 Wilshire Blvd, Suite 800

Beverly Hills, CA 90211

(323) 658-3000

Copy to:

Katherine J. Blair, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, CA 90067

(310) 552-5000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration Number:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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SPARK NETWORKS, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

You are cordially invited to attend the Special Meeting of Stockholders (the “Special Meeting”) of Spark Networks, Inc., a Delaware corporation (the “Company”), to be held at the Company’s principal executive offices located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211 on January 5, 2009 at 1:30 pm Pacific Standard Time.

The Special Meeting of the Company is being held for the following purposes:

1.	To approve a one-time stock option repricing and exchange program under which eligible employees of the Company (including our executive officers) would be able to elect to exchange outstanding stock options issued under our equity plans for new lower-priced stock options, which would also include modifications to option vesting and term, and, with respect to executive officers’ new options, would (i) include a delay of any vesting until one (1) year after the grant date with a cap on such initial vesting and (ii) conform restrictions on change of control acceleration (the “Option Exchange”); and

2.	To approve an amendment to the 2007 Omnibus Incentive Plan (the “2007 Plan”), to increase by 250,000 shares the number of shares of common stock of the Company reserved for issuance and available for awards under the 2007 Plan given that (i) the Company may only grant new options under the 2007 Plan, including options replacing those originally granted under the 2000 Executive Share Option Scheme (the “2000 Scheme”) or the 2004 Share Option Scheme (the “2004 Scheme”), (ii) the shares required to effectuate the Option Exchange to replace shares largely issued under the 2000 Scheme and 2004 Scheme will exhaust nearly all of the Company’s authorized share amount under the 2007 Plan, and (iii) the Company needs to maintain an amount of options under the 2007 Plan after the Option Exchange primarily for potential new hires.

The board of directors recommends a vote for the proposals listed above.

The board of directors has fixed the close of business on November 11, 2008 as the record date (the “Record Date”) for determining those stockholders who will be entitled to vote at the Special Meeting.

The following proxy statement and enclosed proxy card are being sent to each stockholder as of the Record Date. You are cordially invited to attend the Special Meeting, but if you do not expect to attend, or if you plan to attend, but desire the proxy holders to vote your shares, please date and sign your proxy card and return it in the enclosed postage paid envelope. The giving of this proxy card will not affect your right to vote in person in the event you find it convenient to attend. Please return the proxy card promptly to avoid the expense of additional proxy solicitation.

FOR THE BOARD OF DIRECTORS

Corporate Secretary

Dated: [                    ], 2008

Beverly Hills, California

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SPARK NETWORKS, INC.

PROXY STATEMENT

For Special Meeting to be Held

January 5, 2009 at 1:30 p.m. Pacific Standard Time

This proxy statement is delivered to you by Spark Networks, Inc. (“we,” “us,” the “Company,” or “Spark Networks”), a Delaware corporation, in connection with the Special Meeting of Stockholders of the Company to be held on January 5, 2009 at 1:30 p.m. Pacific Standard Time at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211 (the “Special Meeting”). The approximate mailing date for this proxy statement and the enclosed proxy is [                    ], 2008.

The purpose of the Special Meeting is to seek stockholder approval of two proposals: (1) a one-time stock option repricing and exchange program under which eligible employees of the Company (including our executive officers) would be able to elect to exchange outstanding stock options issued under our equity plans for new lower-priced stock options, which would include modifications to option vesting and term, and the executive officers’ new options would (i) include a delay of any vesting until one (1) year after the grant date with a cap on such initial vesting and (ii) conform restrictions on change of control acceleration (the “Option Exchange”); and (2) an amendment to the 2007 Omnibus Incentive Plan (the “2007 Plan”), to increase by 250,000 shares the number of shares of common stock of the Company reserved for issuance and available for awards under the 2007 Plan (the “2007 Plan Amendment”) given that (i) the Company may only grant new options under the 2007 Plan, including options replacing those originally granted under the 2000 Executive Share Option Scheme (the “2000 Scheme”) or the 2004 Share Option Scheme (the “2004 Scheme”), (ii) the shares required to effectuate the Option Exchange to replace shares largely issued under the 2000 Scheme and 2004 Scheme will exhaust nearly all of the Company’s authorized share amount under the 2007 Plan, and (iii) the Company needs to maintain an amount of options under the 2007 Plan after the Option Exchange primarily for potential new hires.

If either one of these proposals is not approved by the stockholders, then we would not be able to make an offer to exchange certain options as further described in this proxy statement.

Quorum; Voting Rights

Holders of our common stock of record at the close of business on November 11, 2008 (the “Record Date”) will be entitled to vote at the Special Meeting. There were 21,441,544 shares of common stock outstanding as of the Record Date. Each share of our common stock is entitled to one vote, and the presence, in person or by proxy, of holders of a majority of the outstanding shares of our common stock, is necessary to constitute a quorum for the Special Meeting. Abstentions and broker “non-votes” will be treated as present and entitled to vote for purposes of determining the presence of a quorum. If a quorum is not present at the Special Meeting, we expect that the Special Meeting will be adjourned to solicit additional proxies. Stockholders may not cumulate their votes.

Voting Your Proxy

Your vote is important. Your shares can be voted at the Special Meeting only if you are present in person or represented by proxy. Even if you plan to attend the Special Meeting, we urge you to vote in advance. If you choose to vote by mail, simply mark your proxy card, and then date, sign and return it in the postage-paid envelope provided.

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Stockholders who hold their shares beneficially in street name through a nominee (such as a bank or broker) may be able to vote by telephone, the Internet or mail. You should follow the instructions you receive from your nominee to vote those shares. If you are a stockholder who owns shares through a nominee and attends the Special Meeting, you should bring a letter from your nominee identifying you as the beneficial owner of the shares and acknowledging that you will vote your shares.

Required Vote

You may vote in favor of or against the proposals and you may also withhold your vote as to the proposals. In order to approve each of the proposals, the affirmative vote of a majority of all of the votes cast at the Special Meeting is necessary for the approval of each of the proposals assuming a quorum is present.

Counting of Votes

If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares represented by the proxy will be voted FOR (i) approval of a one-time stock option repricing and exchange program and (ii) approval of the amendment to the 2007 Plan to increase by 250,000 shares the number of shares reserved of issuance and available for awards under the 2007 Plan. All properly executed proxies delivered pursuant to this solicitation and not revoked will be voted at the Special Meeting in accordance with the directions given. Representatives of our transfer agent will assist us in the tabulation of the votes.

Effect of Abstentions and Broker Non-Votes

An abstention is the voluntary act of not voting by a stockholder who is present at a meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. Under stock exchange rules, brokers that hold shares of our common stock in “street” name for customers that are the beneficial owners of those shares may not give a proxy to vote those shares on certain matters without specific instructions from those customers.

Abstentions and broker “non-votes” will be treated as present and entitled to vote for purposes of determining the presence of a quorum.

For purposes of the approval of a one-time stock option repricing and exchange program and the amendment to the 2007 Plan to increase the number of reserved shares under the 2007 Plan, abstentions and broker non-votes will not be counted as “votes cast” and will have no effect on the result of the vote requirement (i.e. they will be neither a vote “for” nor a vote “against” the proposal), although they will count toward the presence of a quorum.

Revoking Your Proxy

Any proxy given may be revoked at any time prior to its exercise by notifying the Corporate Secretary of the Company in writing of such revocation, by duly executing and delivering another proxy bearing a later date, or by attending and voting in person at the Special Meeting. The Company’s principal executive office is located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211.

Solicitation of Proxies

The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. In addition, the officers and other regularly engaged employees of the Company may, in a limited number of instances, solicit proxies personally or by telephone. The Company will reimburse

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banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of the common stock of the Company.

Delivery of Proxy Materials to Households

“Householding” is a program, approved by the Securities and Exchange Commission (the “SEC”), which allows companies and intermediaries (e.g. brokers) to satisfy the delivery requirements for proxy statements and annual reports by delivering only one package of stockholder proxy material to any household at which two or more stockholders reside. If you and other residents at your mailing address own shares of our common stock in street name, your broker or bank may have notified you that your household will receive only one copy of our proxy materials. Once you have received notice from your broker that they will be “householding” materials to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account. If you hold shares of our common stock in your own name as a holder of record, “householding” will not apply to your shares.

Interest of Executive Officers and Directors

None of the Company’s executive officers or directors has any interest in any of the matters to be acted upon at the Special Meeting, except to the extent that an executive officer is eligible to participate in the Option Exchange or may receive awards under the 2007 Plan.

Other Business

No other business is expected to be transacted at the Special Meeting. Under our Bylaws, no business may be brought before a special meeting except as specified in the notice of the special meeting.

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PROPOSAL NO. 1

APPROVAL OF A ONE-TIME STOCK OPTION REPRICING AND EXCHANGE PROGRAM

Introduction

We are seeking stockholder approval of a one-time repricing and exchange of eligible options that would allow us to cancel out-of-the-money stock options currently held by some of our employees, including our executive officers, in exchange for the issuance of stock options for the same number of shares with lower exercise prices. Due in large part to market corrections and general economic circumstances external to our business and financial condition, our stock price has fallen over the past two years, which has caused a significant number of our outstanding stock option awards to be out-of-the-money, meaning the exercise or purchase price of the option is greater than the market price of the stock. We believe, as a result of these options being out-of-the-money, the options fail to provide an appropriate incentive to employee optionees. We are proposing the one-time stock option repricing and exchange program because we believe, by re-pricing already issued equity awards with different vesting terms, we will avoid additional dilution of our equity. In addition, by repricing such options, we will more cost-effectively provide retention and incentives to our key contributors than we would by simply issuing incremental equity or paying additional cash compensation.

Overview

On November 5, 2008, the compensation committee recommended to our board of directors and our board authorized a one-time stock option repricing and exchange program (the “Option Exchange”), subject to stockholder approval. Under the proposed Option Exchange, eligible employees, including executive officers, would be able to elect to exchange outstanding eligible options to purchase shares of our common stock for new stock options with a lower exercise price (the “New Options”). Stock options will be eligible for the Option Exchange if they have an exercise price per share greater than the closing price of our common stock as reported on the NYSE Alternext on the date the stockholders approve the Option Exchange (the “Eligible Options”). The opportunity to participate in the Option Exchange will be offered to certain U.S. employees who substantially contribute to the achievement of the Company’s business objectives, including our executive officers (collectively referred to as the “Eligible Optionholders”) who hold Eligible Options that were granted under the 2000 Executive Share Option Scheme, 2004 Share Option Scheme and 2007 Omnibus Incentive Plan (collectively referred to as the “Plans”). As of November 11, 2008, there were approximately 80 Eligible Optionholders. Eligible Options surrendered for exchange pursuant to the Option Exchange that were issued under the Plans will, upon the expiration of the Exchange Offer (as defined below), be exchanged for New Options granted pursuant to our 2007 Plan.

The exercise price of the New Options will be subject to a $3.00 floor. Each New Option granted will have an exercise price per share equal to the closing price of our common stock as reported on the NYSE Alternext for the business day on which the Exchange Offer expires unless such closing price falls below $3.00, in which case the exercise price will equal $3.00. This floor on the exercise price was put in place to limit the amount of additional expense that will be incurred by the Company related to the repricing. The New Options granted to employees will have a term of seven (7) years, except for those granted to our Chairman of the Board and Chief Executive Officer, Adam Berger, which, consistent with the options he received when he became our Chief Executive Officer, will have a term of ten (10) years.

The initial vesting of New Options takes into consideration the prior vesting of the surrendered Eligible Options, but does not award full credit for such vesting. New Options for employees, excluding executive officers, will vest according to the following schedule: (i) a percentage will immediately vest on the grant date, which percentage will equal half of the percentage that the vested amount, as of the expiration date of the Exchange Offer, constitutes of the entire amount of the Eligible Option that is surrendered by such employee ; (ii) 25% of the remaining New Options will vest one (1) year after the New Options grant date; and (iii) the remaining 75% will vest quarterly in equal

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installments over three (3) years after the anniversary of the New Options grant date. As an example, if an employee surrenders an Eligible Option exercisable for 500 shares, of which 200 shares are vested, then the New Option would vest as follows: (i) 100 shares of the New Option would immediately vest upon the New Option grant date, (ii) 100 shares would vest one (1) year after the New Option grant date, and (iii) 25 shares would vest quarterly thereafter.

New Options for executive officers, unlike the options for employees, will not vest at all until one (1) year after the grant date and are subject to a cap on the amount of options that will vest at such time. Any remaining amount of the New Options after the initial vesting will vest monthly thereafter. New Options for executive officers will vest one (1) year after the grant date in an amount equal to (i) a percentage (the “Executive Initial Vesting Percentage”) of the total amount of each New Option granted to an executive officer that is equal to the lesser of (a) a percentage that is equal to half of the percentage that the vested amount as of the expiration date of the Exchange Offer constitutes of the entire amount of the Eligible Option that is surrendered by such executive officer and (b) a percentage that is equal to half of the percentage that the vested amount constitutes of the entire amount of Eligible Options held by our Chairman of the Board and Chief Executive Officer, Adam Berger, as of the expiration date of the Exchange Offer, as calculated without regard to any Eligible Options Mr. Berger received prior to February 2007 when he entered into his employment agreement to serve as the Company’s Chief Executive Officer; and (ii) 25% of the remaining unvested amount of the New Option. The remaining New Options (i.e. those left after the initial vesting described in (i) and (ii) above) will vest monthly in equal installments until four (4) years after the New Option grant date. In summary, New Options granted to executive officers will vest as follows:

•	The Executive Initial Vesting Percentage PLUS 25% of the remaining unvested amount vest one (1) year after the grant date, and

•	The remainder vests monthly in equal installments until four (4) years after the grant date.

As an example, Mr. Berger currently holds an aggregate of 1,300,000 Eligible Options (which are the options that were received no earlier than February 2007), and assuming the expiration date of the Exchange Offer is January 5, 2009, 595,833 (45.8%) of his Eligible Options will be vested as of such time. For any Eligible Option surrendered by an executive officer, the cap on the Executive Initial Vesting Percentage will be equal to approximately 22.9% (or half of the 45.8%). If an executive officer surrenders an Eligible Option for 1,000 shares of which 500 shares (50%) are vested, then the Executive Initial Vesting Percentage would be 22.9%, or 229 shares, which is the percentage that is the lesser of (i) 22.9% and (ii) 25% (i.e., half of the percentage of the vested amount of the surrendered Eligible Options held by such executive officer), and 25% of the remaining 771 shares is 193 shares. As such, one (1) year following the New Option grant date, an aggregate of 422 shares would vest. The remaining shares underlying the executive’s New Option, 578 shares, would then vest monthly in equal installments until four (4) years after the New Option grant date (i.e., approximately 16 shares per month).

We believe that, if approved by the stockholders, the Option Exchange will permit us to enhance long-term stockholder value by aligning incentives among the Eligible Optionholders so they are further motivated to achieve our strategic, operational and financial goals.

Under the listing rules of NYSE Alternext, stockholder approval is required in order for us to implement the Option Exchange. If our stockholders approve this proposal, our board of directors intends to set the expiration date of the Exchange Offer for the day of the Special Meeting. If we do not obtain stockholder approval of this proposal, we will not be able to implement the Option Exchange. This proposal must receive a “FOR” vote from the holders of a majority of votes cast either in person or by proxy on the proposal. Abstentions and broker non-votes will not be counted as “votes cast” and will have no effect on the result of the vote requirement (i.e. they will be neither a vote “for” nor a vote “against” the proposal), although they will count toward the presence of a quorum.

Our board of directors unanimously recommends a vote “FOR” this proposal.

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Reasons for the Option Exchange

We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business. We rely on highly skilled and educated technical and managerial employees to implement our strategic initiatives, expand and develop our business, and satisfy customer needs. Competition for these types of employees is intense and many companies use stock options as a means of attracting, motivating and retaining their best employees. At Spark Networks, stock options constitute a key part of our incentive and retention programs because our board of directors believes that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.

Many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock. For example, on November 11, 2008, the closing price of our common stock on the NYSE Alternext was $2.94 per share and the weighted average exercise price of Eligible Options was $5.63. Consequently, as of November 11, 2008, approximately 3,113,200 shares of outstanding stock options held by Eligible Optionholders were out-of-the-money, meaning that the exercise price of the outstanding stock option was less than the market price for our stock. Although we continue to believe that stock options are an important component of our employees’ total compensation, many of our employees view their existing options as having little or no value due to the difference between the exercise prices and the current market price of our common stock. As a result, for many employees, these options are ineffective at providing the incentives and retention value that our board believes are necessary to motivate our management and our employees to achieve our strategic, operational and financial goals.

Consideration of Alternatives

When considering how best to continue to incentivize and reward our employees who have out-of-the-money options, we considered several alternatives:

Increase cash compensation. To replace equity incentives, we considered that we could substantially increase base and target bonus compensation. However, significant increases in cash compensation would substantially reduce our cash flow from operations, which would adversely affect our business and operating results.

Grant additional equity compensation. We generally consider making equity grants of stock options to our employees on a monthly basis in order to keep total employee compensation packages competitive with those of our peer companies from year to year. In addition to this year’s equity grants, we considered granting employees special supplemental stock option grants at current market prices in order to restore the value of previously granted stock options that are now out-of-the-money. However, such supplemental option grants would substantially increase our overhang and potential dilution to our stockholders and would also decrease our reported earnings, which could negatively impact our stock price.

Implement Option Exchange. Finally, we considered implementing a one-time stock option repricing and exchange program. We determined that the Option Exchange pursuant to which employees could exchange stock options with an exercise price greater than the closing price of our common stock as reported on the NYSE Alternext on the date the stockholders approve the Option Exchange for stock options covering the same number of shares with different vesting requirements and with an exercise price equal to the greater of the Market Price and $3.00 was most attractive for a number of reasons, including the following:

•

Reasonable, Balanced Incentives. Under the Option Exchange, Eligible Optionholders would be able to surrender certain out-of-the-money options for options covering the same number of shares. The exercise price of the New Options will be subject to a $3.00 floor. Each New Option granted will have an exercise price per share equal to the closing price of our common stock as reported on

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the NYSE Alternext for the business day on which the Exchange Offer expires unless such closing price falls below $3.00, in which case the exercise price will equal $3.00. This floor on the exercise price was put in place to limit the amount of additional expense that will be incurred by the Company related to the repricing.

The initial vesting of New Options takes into consideration the prior vesting of the surrendered Eligible Options, but does not award full credit for such vesting. New Options for employees, excluding executive officers, will vest according to the following schedule: (i) a percentage will immediately vest on the grant date, which percentage will equal half of the percentage that the vested amount as of the expiration date of the Exchange Offer constitutes of the entire amount of the Eligible Option that is surrendered by such employee ; (ii) 25% of the remaining New Options will vest one (1) year after the New Options grant date; and (iii) the remaining 75% will vest quarterly in equal installments over three (3) years after the anniversary of the New Options grant date. As an example, if an employee surrenders an Eligible Option exercisable for 500 shares, of which 200 shares are vested, then the New Option would vest as follows: (i) 100 shares of the New Option would immediately vest upon the New Option grant date, (ii) 100 shares would vest one (1) year after the New Option grant date, and (iii) 25 shares would vest quarterly thereafter.

New Options for executive officers, unlike the options for employees, will not vest at all until one (1) year after the grant date and are subject to a cap on the amount of options that will vest at such time. Any remaining amount of the New Options after the initial vesting will vest monthly thereafter. New Options for executive officers will vest one (1) year after the grant date in an amount equal to (i) a percentage (the “Executive Initial Vesting Percentage”) of the total amount of each New Option granted to an executive officer that is equal to the lesser of (a) a percentage that is equal to half of the percentage that the vested amount as of the expiration date of the Exchange Offer constitutes of the entire amount of the Eligible Option that is surrendered by such executive officer and (b) a percentage that is equal to half of the percentage that the vested amount constitutes of the entire amount of Eligible Options held by our Chairman of the Board and Chief Executive Officer, Adam Berger, as of the expiration date of the Exchange Offer, as calculated without regard to any Eligible Options Mr. Berger received prior to February 2007 when he entered into his employment agreement to serve as the Company’s Chief Executive Officer; and (ii) 25% of the remaining unvested amount of the New Option. The remaining New Options (i.e. those left after the initial vesting described in (i) and (ii) above) will vest monthly in equal installments until four (4) years after the New Option grant date.

•

Enhanced Long-Term Stockholder Value. We believe that ultimately the Option Exchange will enhance long-term stockholder value by restoring competitive incentives to the Eligible Optionholders so they are further motivated to achieve our strategic, operational and financial goals, as exercise prices significantly in excess of the market price of our common stock undermine the effectiveness of options as employee performance and retention incentives.

•

Reduced Pressure for Additional Grants. If we are unable to implement the Option Exchange, we may be forced to issue additional options to our employees at current market prices, increasing our overhang. These grants would more quickly exhaust the current pool of options available for future grants under the Plans and would also result in decreased reported earnings, which could negatively impact our stock price.

•

Participation by Our Executive Officers. Our executive officers work closely as a team and are expected to be among the primary drivers of the strategic and operational initiatives we have implemented to advance the creation of long-term stockholder value. As a result, the retention and motivation of our executive officers are critical to Spark Network’s long-term success. Accordingly, we have elected to include executive officers as Eligible Optionholders in the Option Exchange.

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Description of the Option Exchange

Implementing the Option Exchange. If the Option Exchange is approved by the stockholders, it is the board of directors’ intent that Eligible Optionholders who are offered the opportunity to participate in the program under a tender offer (the “Exchange Offer”) that will be filed with the Securities and Exchange Commission (the “SEC”) shortly after the filing of this proxy statement will be able to complete their exchange promptly following the Special Meeting. From the time the Exchange Offer commences, the Eligible Optionholders will be given at least twenty (20) business days to make an election to surrender for cancellation all or a portion of their Eligible Options on a grant-by-grant basis in exchange for New Options. The New Options will be issued on the day the Exchange Offer expires, which we expect will be on or about January 5, 2009. Even if the Option Exchange is approved by our stockholders, our board will retain the authority, in its sole discretion, to terminate or postpone the Option Exchange, at any time prior to the expiration of the Exchange Offer or to exclude certain Eligible Options or Eligible Optionholders from participating in the Option Exchange due to tax, regulatory or accounting reasons or because participation would be inadvisable or impractical. Stockholder approval of the Option Exchange applies only to this exchange of options. If we were to implement a stock option exchange in the future, we would once again need to seek stockholder approval.

Outstanding Options Eligible for the Option Exchange. To be eligible for exchange, an option must have an exercise price that is greater than the closing price of our common stock as reported on the NYSE Alternext on the date the stockholders approve the Option Exchange. As of November 11, 2008, options to purchase approximately 3,648,869 shares of our common stock were outstanding, of which options to purchase approximately 3,113,200 shares, would be eligible for exchange under the Option Exchange.

Eligibility. The Option Exchange will be open to the Eligible Optionholders, including our executive officers, who hold Eligible Options. To be eligible, an employee must be employed by us at the time the Exchange Offer commences. Additionally, in order to receive the New Options, an Eligible Optionholder who surrenders his or her Eligible Options for exchange must be an employee on the date the New Options are granted. As of November 11, 2008, there were approximately 80 Eligible Optionholders.

The following table shows the number of shares underlying outstanding Eligible Options in each exercise price range as of November 11, 2008:

Exercise Price Range	Maximum Number of Shares Underlying Eligible Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
$4.06 - $4.85	542,500	$4.29	6.1
$5.07 - $5.99	1,708,200	$5.49	7.2
$6.00 - $6.81	618,500	$6.45	5.2
$6.99 - $10.13	244,000	$7.49	3.5
Total	3,113,200	$5.63	6.3

Election to Participate. Participation in the Option Exchange will be voluntary. Eligible Optionholders will be permitted to exchange all or none of their Eligible Options for New Options on a grant-by-grant basis, meaning that an Eligible Optionholder who holds more than one Eligible Option need not surrender every Eligible Option he or she holds, but if any part of a single Eligible Option is surrendered, the entire Eligible Option must be surrendered.

Exercise Price of New Options. The exercise price of the New Options will be subject to a $3.00 floor. Each New Option granted will have an exercise price per share equal to the closing price of our common stock as reported on the NYSE Alternext for the business day on which the Exchange Offer expires unless such closing price falls below $3.00, in which case the exercise price will equal $3.00. This floor on the exercise price was put in place to limit the amount of additional expense that will be incurred by the Company related to the repricing.

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Vesting of New Options. The initial vesting of New Options takes into consideration the prior vesting of the surrendered Eligible Options, but does not award full credit for such vesting. New Options for employees, excluding executive officers, will vest according to the following schedule: (i) a percentage will immediately vest on the grant date, which percentage will equal half of the percentage that the vested amount as of the expiration date of the Exchange Offer constitutes of the entire amount of the Eligible Option that is surrendered by such employee ; (ii) 25% of the remaining New Options will vest one (1) year after the New Options grant date; and (iii) the remaining 75% will vest quarterly in equal installments over three (3) years after the anniversary of the New Options grant date. As an example, if an employee surrenders an Eligible Option exercisable for 500 shares, of which 200 shares are vested, then the New Option would vest as follows: (i) 100 shares of the New Option would immediately vest upon the New Option grant date, (ii) 100 shares would vest one (1) year after the New Option grant date, and (iii) 25 shares would vest quarterly thereafter.

New Options for executive officers, unlike the options for employees, will not vest at all until one (1) year after the grant date and are subject to a cap on the amount of options that will vest at such time. Any remaining amount of the New Options after the initial vesting will vest monthly thereafter. New Options for executive officers will vest one (1) year after the grant date in an amount equal to (i) a percentage (the “Executive Initial Vesting Percentage”) of the total amount of each New Option granted to an executive officer that is equal to the lesser of (a) a percentage that is equal to half of the percentage that the vested amount as of the expiration date of the Exchange Offer constitutes of the entire amount of the Eligible Option that is surrendered by such executive officer and (b) a percentage that is equal to half of the percentage that the vested amount constitutes of the entire amount of Eligible Options held by our Chairman of the Board and Chief Executive Officer, Adam Berger, as of the expiration date of the Exchange Offer, as calculated without regard to any Eligible Options Mr. Berger received prior to February 2007 when he entered into his employment agreement to serve as the Company’s Chief Executive Officer; and (ii) 25% of the remaining unvested amount of the New Option. The remaining New Options (i.e. those left after the initial vesting described in (i) and (ii) above) will vest monthly in equal installments until four (4) years after the New Option grant date. In summary, New Options granted to executive officers will vest as follows:

•	The Executive Initial Vesting Percentage PLUS 25% of the remaining unvested amount vest one (1) year after the grant date, and

•	The remainder vests monthly in equal installments until four (4) years after the grant date.

As an example, Mr. Berger currently holds an aggregate of 1,300,000 Eligible Options (which are the options that were received no earlier than February 2007), and assuming the expiration date of the Exchange Offer is January 5, 2009, 595,833 (45.8%) of his Eligible Options will be vested as of such time. For any Eligible Option surrendered by an executive officer, the cap on the Executive Initial Vesting Percentage will be equal to approximately 22.9% (or half of the 45.8%). If an executive officer surrenders an Eligible Option for 1,000 shares of which 500 shares (50%) are vested, then the Executive Initial Vesting Percentage would be 22.9%, or 229 shares, which is the percentage that is the lesser of (i) 22.9% and (ii) 25% (i.e., half of the percentage of the vested amount of the surrendered Eligible Options held by such executive officer), and 25% of the remaining 771 shares is 193 shares. As such, one (1) year following the New Option grant date, an aggregate of 422 shares would vest. The remaining shares underlying the executive’s New Option, 578 shares, would then vest monthly in equal installments until four (4) years after the New Option grant date (i.e., approximately 16 shares per month).

We expect to grant the New Options on the day the Exchange Offer expires. If the expiration date is extended, then the New Option grant date will be similarly extended.

Term of the New Options. The New Options granted to employees will have a term of seven (7) years, except for those granted to our Chairman of the Board and Chief Executive Officer, Adam Berger, which, consistent with the options he received when he became our Chief Executive Officer, will have a term of ten (10) years.

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Change of Control Provisions. Any New Options granted to our executive officers will have the same change of control provision that is currently included in the Eligible Options surrendered by such executive officer. However, to the extent any such change of control provisions do not currently include a restriction that 50% of the cash proceeds of options that are accelerated on a change of control be deposited into escrow to be released upon the earlier of the one-year anniversary of the change of control or upon termination without cause or resignation for good reason, one will be added as part of the Exchange Offer. The effect of this is that any New Options replacing the 250,000 Eligible Options granted to Gregory R. Liberman on October 25, 2004 and December 4, 2006 and the 120,000 Eligible Options granted to Joshua A. Kreinberg on April 6, 2006 and February 5, 2007, to the extent that they are surrendered, will include new change of control provisions. Those New Options granted to Mr. Liberman will have the same change of control provision as set forth in his September 2007 option grant, and those New Options granted to Mr. Kreinberg will have the same change of control provision as set forth in his Executive Employment Agreement dated July 2, 2007.

Any new options granted to our employees, other than executive officers, will have the same change of control provision that is currently included in the eligible options surrendered by such employee. The Company, however, is in the process of seeking approval from its option holders to modify the change of control provisions in the 2000 Executive Share Option Scheme (the “2000 Scheme”) and 2004 Share Option Scheme (the “2004 Scheme”) so that those provisions are consistent with the provisions set forth in the 2007 Plan. To the extent the option holders approve such modifications, the change of control provisions in all of the Company’s options (other than those granted to the executive officers), including the existing options and the New Options granted to employees replacing Eligible Options that were granted under the 2000 Scheme or 2004 Scheme, will be substantially the same as provided in the 2007 Plan. Please see “Summary of the 2007 Omnibus Incentive Plan—Change of Control” under Proposal No. 2 for a summary of the change of control provision provided in the 2007 Plan.

Other Terms and Conditions of the New Options. The other terms and conditions of the New Options will be set forth in an option agreement to be entered into as of the New Option grant date. Any additional terms and conditions will be comparable to the other terms and conditions of the Eligible Options. All New Options will be nonstatutory stock options granted under our 2007 Plan, regardless of the tax status of the Eligible Options tendered for exchange, except for a portion of the New Options granted to our Chairman of the Board and Chief Executive Officer, Adam Berger, which, consistent with the status of the Eligible Options he currently holds, will be incentive stock options granted under our 2007 Plan (to the extent such options satisfy the requirements of Section 422 of the Internal Revenue Code).

Return of Eligible Options Surrendered. Consistent with the terms of the 2007 Plan, shares subject to Eligible Options issued under the 2007 Plan surrendered in the Option Exchange will return to the pool of shares available for grant under the 2007 Plan. Shares underlying Eligible Options that were granted under the 2000 Scheme or 2004 Scheme will not be returned to those plans for future issuance as those plans are no longer used by the Company. Instead, New Options issued in exchange for Eligible Options that were granted under the 2000 Scheme or the 2004 Scheme will be issued under the 2007 Plan. Thus, the pool of shares available for the grant of future awards under the 2007 Plan will be decreased by that number of shares equal to the difference between (a) the number of shares underlying New Options issued under the 2007 Plan and (b) the number of shares underlying surrendered Eligible Options issued under the 2007 Plan.

Accounting Treatment. We have adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or FAS 123(R), regarding accounting for share-based payments. Under FAS 123(R), in addition to the remaining unrecognized expense of the Eligible Options, if any, that is required to be recognized under FAS 123R, we will recognize the incremental compensation cost of the stock options granted in the Option Exchange. The incremental compensation cost will be measured as the excess, if any, of the fair value of each New Option granted to employees in exchange for surrendered Eligible Options, measured as of the date the New Options are granted, over the fair value of the Eligible Options surrendered in exchange for the New Options, measured immediately prior to the cancellation. The sum of the remaining unrecognized expense for

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the Eligible Options and the incremental compensation cost of the New Options will be recognized ratably over the vesting period of the New Options. As would be the case with Eligible Options, in the event that any of the New Options are forfeited prior to their vesting due to termination of service, the compensation cost for the forfeited New Options will not be recognized.

U.S. Federal Income Tax Consequences. The following is a summary of the anticipated material U.S. federal income tax consequences of participating in the Option Exchange. A more detailed summary of the applicable tax considerations to Eligible Optionholders will be provided in the Exchange Offer. The tax consequences of the Option Exchange are not entirely certain, however, and the Internal Revenue Service is not precluded from adopting a contrary position, and the law and regulations themselves are subject to change. We believe the exchange of Eligible Options for New Options pursuant to the Option Exchange should be treated as a non-taxable exchange, and no income should be recognized for U.S. federal income tax purposes by us or our employees upon the grant of the New Options. To the extent that the New Options issued under the Option Exchange will qualify as incentive stock options under Section 422 of the Internal Revenue Code, the Eligible Optionholder will not have any taxable income upon exercise of the New Options if the Eligible Optionholder disposes of the exercised shares more than two years after the date of grant and more than one year after the exercise of the option (the required statutory “holding period”). In that case, (a) the Eligible Optionholder will recognize long-term capital gain or loss, as the case may be, equal to the difference between the selling price and the option exercise price; and (b) the Company will not be entitled to a deduction with respect to the shares of stock so issued. If the holding period requirements are not met or any other conditions of Section 422 are not satisfied, then any gain realized upon disposition will be taxed to the Eligible Optionholder as ordinary income to the extent of the excess of the lesser of (i) the fair market value of the shares at the time of exercise reduced by the option exercise price, and (ii) the gain on the sale. In addition, the Company generally will be entitled to a tax deduction equal to the amount of income recognized by the Eligible Optionholder.

To the extent that the New Options issued under the Option Exchange will be nonstatutory stock options, upon exercise of the New Options, the Eligible Optionholder will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. If the Eligible Optionholder is an employee of Spark Networks, the ordinary income will be subject to income tax withholding by Spark Networks. Upon disposition of the stock, the Eligible Optionholder will recognize a capital gain or loss (which will be long-or short-term depending upon whether the stock was held for more than one year) equal to the difference between the selling price and the sum of the amount paid for the stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. All holders of Eligible Options are urged to consult their own tax advisors regarding the tax treatment of participating in the Option Exchange under all applicable laws prior to participating in the Option Exchange.

Potential Modifications to Terms to Comply with Governmental Requirements. The terms of the Option Exchange will be described in the Exchange Offer that we will file with the SEC. Although we do not anticipate that the SEC will require us to modify the terms significantly, it is possible we will need to alter the terms of the Option Exchange, including an extension of the period we will keep the Option Exchange open, to comply with comments from the SEC. Changes in the terms of the Option Exchange may also be required for tax purposes for Eligible Optionholders in the United States as the tax treatment of the Option Exchange is not entirely certain.

Effect on Stockholders

We are not able to predict the impact the Option Exchange will have on your interests as a stockholder, as we are unable to predict how many Eligible Optionholders will exchange their Eligible Options or what the future market price of our common stock will be on the date that the New Options are granted. We expect to recognize incremental compensation expense from the Option Exchange. In addition, the Option Exchange is intended to reduce our need to issue supplemental stock options in the future to remain competitive with other employers.

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Interests of Our Directors and Executive Officers in the Option Exchange

The following table shows the number of shares subject to Eligible Options held by our executive officers (as such term is defined in Section 16 of the Securities Exchange Act of 1934, as amended, and Rule 16a-1 thereunder) as of November 11, 2008:

Name of Executive Officer	Title	Maximum Number of Shares Underlying Eligible Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Adam S. Berger	Chairman of the Board and Chief Executive Officer	1,350,000	$5.67	8.14
Gregory R. Liberman	President and Chief Operating Officer	357,000	$5.56	4.17
Brett A. Zane	Chief Financial Officer	240,000	$4.35	6.12
Gregory J. Franchina	Chief Information Officer	275,000	$5.51	5.57
Joshua A. Kreinberg	General Counsel and Corporate Secretary	190,000	$5.89	4.96

New Plan Benefits

The following table shows the maximum number of New Options that may be issued to each of our executive officers, our executive officers as a group and our employees as a group pursuant to the Option Exchange and the dollar values for the New Options assuming that Market Price of our common stock is $3.00 at the date of grant:

Name and Position	Dollar Value ($)	Number of New Options
Adam S. Berger, Chairman of the Board and Chief Executive Officer	$4,050,000	1,350,000
Gregory R. Liberman, President and Chief Operating Officer	1,071,000	357,000
Brett A. Zane, Chief Financial Officer	720,000	240,000
Gregory J. Franchina, Chief Information Officer	825,000	275,000
Joshua A. Kreinberg, General Counsel and Corporate Secretary	570,000	190,000

All executive officers as a group	7,236,000	2,412,000
All employees as a group	$9,339,600	3,113,200

Because participation in the Exchange Offer is voluntary, the benefits or amounts that will be received by any Eligible Optionholder or groups of Eligible Optionholders, if the proposal is approved, are not currently determinable. None of our non-executive directors will be eligible to participate in the Exchange Offer. The maximum number of shares underlying options that would be cancelled would be 3,113,200, and the maximum number of shares underlying the new stock options that would be granted would be 3,113,200 shares.

Vote Required

You may vote in favor or against the proposal and you may also withhold your vote as to the proposal. In order to approve the proposal, the affirmative vote of a majority of all of the votes cast at the Special Meeting is necessary for the approval of the Option Exchange assuming a quorum is present. Completion of the Exchange Offer is therefore contingent upon stockholder approval of the proposal. For purposes of the approval of the Option Exchange, abstentions and broker non-votes will not be counted as “votes cast” and will have no effect on the result of the vote, although they will count toward the presence of a quorum.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF

A ONE-TIME STOCK OPTION REPRICING AND EXCHANGE PROGRAM.

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PROPOSAL NO. 2

APPROVAL AND ADOPTION OF THE AMENDMENT TO THE 2007 OMNIBUS INCENTIVE PLAN

TO INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE UNDER THE PLAN

Introduction

Pursuant to the Spark Networks, Inc. 2007 Omnibus Incentive Plan, effective as of July 9, 2007 (the “2007 Plan”), Spark Networks initially reserved 2,500,000 shares of its common stock for issuance to executive officers, directors, employees and consultants of Spark Networks in the form of equity awards. As of November 11, 2008, 729,000 options were outstanding under the 2007 Plan. On November 5, 2008 the Board of Directors approved an amendment to the 2007 Plan to increase the number of shares of common stock reserved under the 2007 Plan by 250,000 shares, which, subject to approval by the stockholders of this proposal and taking account of the annual increase in shares available for issuance as of January 1, 2009 (described below), will increase the number of shares available to be issued under the 2007 Plan to approximately 3,607,661 shares of common stock (the “2007 Plan Amendment”). Because the shares underlying Eligible Options that were granted under the 2000 Executive Share Option Scheme (the “2000 Scheme”) and 2004 Share Option Scheme (the “2004 Scheme”) will not be returned to those plans for future issuance as those plans are no longer used by the Company, the Board of Directors believes that it is in the best interests of Spark Networks to approve the 2007 Plan Amendment so that there are sufficient shares available under the 2007 Plan to cover the issuance of the New Options in accordance with the Option Exchange described above and so that we can continue to attract and retain the services of those persons believed to be essential to our growth and financial success. Assuming all of the Eligible Participants elect to participate in the Option Exchange, the 2007 Plan Amendment will allow the Company an additional approximately 300,000 shares reserved for issuance in excess of those needed for the Option Exchange.

The 2007 Plan also includes a provision by which, beginning on the first day of the Company’s fiscal year beginning in calendar year 2009, the number of shares reserved and available for issuance will be increased by an amount equal to the lesser of (i) 2,000,000 shares, (ii) four percent (4%) of the number of outstanding shares of Company common stock on the last day of the immediately preceding fiscal year or (iii) an amount determined by the board (the “Evergreen Provision”). Accordingly, on January 1, 2009, assuming there are 21,441,544 outstanding shares of the Company common stock on December 31, 2008, the number of shares available for issuance under the 2007 Plan will be increased by approximately 857,661 shares (four percent (4%) of 21,441,544 shares), which would increase the total number of shares available for issuance under the 2007 Plan pursuant to the Evergreen Provision to approximately 3,357,661 shares. Therefore, upon stockholder approval of the 2007 Plan Amendment to increase the number of shares reserved under the 2007 Plan by 250,000 shares, the total number of shares reserved for issuance under the 2007 Plan will be approximately 3,607,661 shares as of January 1, 2009.

As of November 11, 2008, there were 3,113,200 Eligible Options, of which 556,500 were issued under the 2007 Plan and 2,556,700 were issued under the 2000 Scheme and 2004 Scheme. Also, as of November 11, 2008, there were 172,500 options outstanding under the 2007 Plan that were not Eligible Options. Accordingly, assuming all Eligible Options are surrendered, there would be approximately 321,961 shares available for issuance under the 2007 Plan (until the amount is increased in 2010 pursuant to the Evergreen Provision).

The proposed 2007 Plan Amendment to increase by 250,000 shares the number of shares available for issuance under the 2007 Plan will not affect or amend the Evergreen Provision. The proposed 2007 Plan Amendment will solely increase the number of shares initially reserved for issuance under the 2007 Plan and the Evergreen Provision will remain unchanged and in effect upon the approval of the proposed 2007 Plan Amendment.

Summary of the 2007 Omnibus Incentive Plan

Effective July 9, 2007, Spark Networks adopted the Spark Networks, Inc. 2007 Omnibus Incentive Plan which is a long-term stock incentive plan intended to facilitate the continued use of equity- and cash-

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based incentives and rewards for employees, directors and consultants of Spark Networks and its affiliates. As of November 11, 2008, we had outstanding options under the 2007 Plan to purchase an aggregate of 729,000 shares of our common stock at per share exercise prices ranging from $2.99 to $5.49.

Administration

The 2007 Plan is administered by the Compensation Committee of the Company’s board of directors. The Compensation Committee has the authority to determine, within the limits of the express provisions of the 2007 Plan, the individuals to whom awards will be granted; the nature, amount and terms of such awards; and the objectives and conditions for earning such awards. The Compensation Committee generally has discretion to delegate its authority under the 2007 Plan to another committee of the board of directors or a subcommittee, or to such other party or parties, including officers of the Company, as the Compensation Committee deems appropriate.

Types of Awards

Awards under the 2007 Plan may include incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted shares of common stock, restricted stock units, performance share or unit awards, other stock-based awards and cash-based incentive awards.

Stock Options. The Compensation Committee may grant to a participant options to purchase Company common stock that qualify as incentive stock options for purposes of Section 422 of the Code (“incentive stock options”), options that do not qualify as incentive stock options (“non-qualified stock options”) or a combination thereof. The terms and conditions of stock option grants, including the quantity, price, vesting periods, and other conditions on exercise will be determined by the Compensation Committee.

The exercise price for stock options will be determined by the Compensation Committee in its discretion, but may not be less than 100% of the closing sale price of one share of the Company’s common stock on the NYSE Alternext (or any other applicable exchange on which the stock is listed) on the date when the stock option is granted. Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of stock of the Company on the date of grant, the exercise price may not be less than 110% of the closing sale price of one share of common stock on the date the stock option is granted.

Stock options must be exercised within a period fixed by the Compensation Committee that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of stock of the Company on the date of grant, the exercise period may not exceed five years. The 2007 Plan provides for earlier termination of stock options upon the participant’s termination of service, unless extended by the Compensation Committee, but in no event may the options be exercised after the scheduled expiration date of the options.

At the Compensation Committee’s discretion, payment for shares of common stock on the exercise of stock options may be made in cash, shares of the Company’s common stock held by the participant or in any other form of consideration acceptable to the Compensation Committee (including one or more forms of “cashless” exercise).

Stock Appreciation Rights. The Compensation Committee may grant to a participant an award of SARs, which entitles the participant to receive, upon its exercise, a payment equal to (i) the excess of the fair market value of a share of common stock on the exercise date over the SAR exercise price, times (ii) the number of shares of common stock with respect to which the SAR is exercised.

The exercise price for a SAR will be determined by the Compensation Committee in its discretion, but may not be less than 100% of the closing sale price of one share of the Company’s common stock on the date on which the SAR is granted. Upon exercise of a SAR, payment may be made in cash, shares of

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the Company’s common stock held by the participant or in any other form of consideration acceptable to the Compensation Committee (including one or more forms of “cashless” exercise). SARs must be exercised within a period fixed by the Compensation Committee that may not exceed ten years from the date of grant.

Restricted Shares and Restricted Units. The Compensation Committee may award to a participant shares of common stock subject to specified restrictions (“restricted shares”). Restricted shares are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified forfeiture period and/or the attainment of specified performance targets over the forfeiture period.

The Compensation Committee also may award to a participant units representing the right to receive shares of common stock in the future subject to the achievement of one or more goals relating to the completion of service by the participant and/or the achievement of performance or other objectives (“restricted units”). The terms and conditions of restricted share and restricted unit awards are determined by the Compensation Committee.

For participants who are subject to Section 162(m) of the Code, the performance targets described in the preceding two paragraphs may be established by the Compensation Committee, in its discretion, based on one or more of the following measures (the “Performance Goals”):

•	Revenue

•	Earnings before interest, taxes, depreciation, amortization (“ebitda”) and share-based compensation

•	Earnings before interest, taxes, depreciation, amortization (“ebitda”) and share-based compensation and impairment charges (“adjusted ebitda”)

•	Contribution margin

•	Operating profit

•	Earnings per share

•	Operating margins

•	Return on total equity or total capital

•	Cash flow from operating activities and total shareholder return

•	Operating income

•	Operating profit (earnings from continuing operations before interest, non-operating income or expense, and taxes)

•	Return on investment or working capital

•	Return on stockholders’ equity

•	Economic value added (the amount, if any, by which net operating profit after tax exceeds a reference cost of capital)

•	Quantifiable, objective measures of individual performance relevant to the individual’s job responsibilities

The Performance Goals may be measured with respect to the Company or any one or more of its subsidiaries, divisions or affiliates, either in absolute terms or as compared to another company or companies, or an index established or designated by the Compensation Committee. The above terms will have the same meaning as in the Company’s financial statements, or if the terms are not used in the Company’s financial statements, as applied pursuant to generally accepted accounting principles, or as used in the industry, as applicable.

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Performance Awards. The Compensation Committee may grant performance awards to participants under such terms and conditions as the Compensation Committee deems appropriate. A performance award entitles a participant to receive a payment from the Company, the amount of which is based upon the attainment of predetermined performance targets over a specified award period. Performance awards may be paid in cash, shares of common stock or a combination thereof, as determined by the Compensation Committee.

Award periods will be established at the discretion of the Compensation Committee. The performance targets will also be determined by the Compensation Committee. With respect to participants subject to Section 162(m) of the Code, the applicable performance targets will be established, in the Compensation Committee’s discretion, based on one or more of the Performance Goals described under the section titled “Restricted Shares and Restricted Units.” To the extent that a participant is not subject to Section 162(m) of the Code, when circumstances occur that cause predetermined performance targets to be an inappropriate measure of achievement, the Compensation Committee, at its discretion, may adjust the performance targets or the amount or value of the performance award.

Other Stock-Based Awards. The Compensation Committee may grant equity-based or equity-related awards, referred to as “other stock-based awards,” other than options, SARs, restricted shares, restricted units, or performance awards. The terms and conditions of each other stock-based award will be determined by the Compensation Committee. Payment under any other stock-based awards will be made in common stock or cash, as determined by the Compensation Committee.

Cash-Based Awards. The Compensation Committee may grant cash-based incentive compensation awards, which would include performance-based annual cash incentive compensation to be paid to covered employees subject to Section 162(m) of the Code. The terms and conditions of each cash-based award will be determined by the Compensation Committee. The following material terms will be applicable to performance-based cash awards granted to covered executives subject to Section 162(m):

•

The class of persons covered consists of those senior executives of the Company who are from time to time determined by the Compensation Committee to be subject to Section 162(m) of the Code (the “covered employees”).

•

The targets for annual incentive payments to covered employees will consist only of one or more of the Performance Goals discussed under the section titled “Restricted Shares and Restricted Units” above. Use of any other target will require ratification by the stockholders if failure to obtain such approval would jeopardize tax deductibility of future incentive payments. Such performance targets will be established by the Compensation Committee on a timely basis to ensure that the targets are considered “preestablished” for purposes of Section 162(m) of the Code.

•

In administering the incentive program and determining incentive awards, the Compensation Committee will not have the flexibility to pay a covered executive more than the incentive amount indicated by his or her attainment of the performance target under the applicable payment schedule. The Compensation Committee will have the flexibility, based on its business judgment, to reduce this amount.

•	The cash incentive compensation feature of the 2007 Plan does not preclude the board or the Compensation Committee from approving other incentive compensation arrangements for covered employees.

Dividend Equivalents. The Compensation Committee may provide for the payment of dividends or dividend equivalents with respect to any shares of common stock subject to an award under the 2007 Plan.

Eligibility and Limitation on Awards

The Compensation Committee may grant awards to any employee, director, consultant or other person providing services to the Company or its affiliates. As of September 30, 2008, the Company had 229 employees. The maximum awards that can be granted under the 2007 Plan to a single participant in

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any calendar year will be 1,500,000 shares of common stock and $1 million in the form of cash-based incentive awards.

Shares Subject to the 2007 Plan

An aggregate of 2,500,000 shares of Company common stock are currently reserved for issuance and available for awards under the 2007 Plan, including incentive stock options granted under the 2007 Plan. Thereafter, beginning on the first day of the Company’s fiscal year beginning in calendar year 2009, the number of shares reserved and available for issuance will be increased by an amount equal to the lesser of (i) 2,000,000 shares, (ii) four percent (4%) of the number of outstanding shares of Company common stock on the last day of the immediately preceding fiscal year or (iii) an amount determined by the board. Notwithstanding the number of shares reserved to be issued under the 2007 Plan, no more than 500,000 shares of common stock may be granted in the form of restricted shares, restricted units, performance unit or share awards and other stock-based awards.

Shares of common stock not actually issued (for example, as a result of the lapse of an option or a forfeiture of restricted stock), including shares surrendered to or withheld by the Company in payment or satisfaction of the exercise price of a stock option or tax withholding obligations with respect to an award, will be available for additional grants under the 2007 Plan. Shares to be issued or purchased under the 2007 Plan will be authorized but unissued shares of Company common stock, or treasury shares.

Anti-Dilution Protection

In the event of any corporate event or transaction that results in a change in the capital structure of the Company, including a change resulting from a stock dividend or stock split, or combination or reclassification of shares, the Compensation Committee is empowered to make such equitable adjustments with respect to awards or any provisions of the 2007 Plan as it deems necessary and appropriate, including, if necessary, any adjustments in the maximum number of shares of common stock that may be awarded under the 2007 Plan, the number of shares of common stock subject to and the exercise price of an outstanding award, or the maximum number of shares that may be subject to one or more awards granted to any one recipient during a calendar year.

Change in Control

In the event of a change in control, unless the outstanding awards are assumed or substituted awards are made in connection with the change in control, all stock options and SARs immediately become exercisable, the restrictions on all restricted shares and restricted unit awards lapse and all performance awards immediately become payable. However, the Committee retains discretion to provide for different treatment of an individual award in the applicable award agreement or take any other action it deems appropriate on the date of a change of control. Change in control generally means (i) the acquisition by any party, other than the Company, one of its subsidiaries or a Company benefit plan, of 25% or more of the Company’s Common Stock, unless the acquisition is approved by the Board; (ii) the election of a Board made up of less than two-thirds of the Board members constituting the Board as of the effective date of the Incentive Plan (the “Incumbent Board”) or of individuals nominated by the Incumbent Board; (iii) the closing of a reorganization, merger or consolidation, unless following the transaction the shareholders of the Company own at least 75% of the surviving company; (iv) the closing of a sale or other disposition of substantially all of the assets of the Company, unless following the transaction the shareholders of the Company own at least 75% of the buyer of the assets; or (v) the complete liquidation or dissolution of the Company.

Amendment and Termination

The board of directors may at any time amend or terminate the 2007 Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards theretofore made under the 2007 Plan without the consent of the recipient. No awards may be made under the

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2007 Plan after the tenth anniversary of its effective date. Certain provisions of the 2007 Plan relating to performance-based awards under Section 162(m) of the Code will expire on the fifth anniversary of the effective date.

Federal Income Tax Consequences

The federal income tax consequences of the issuance and exercise of awards under the 2007 Plan are as described below. The following information is only a summary of the tax consequences of the awards, and participants should consult with their own tax advisors with respect to the tax consequences inherent in the ownership or exercise of the awards, and the ownership and disposition of any underlying securities.

Incentive Stock Options. A participant who is granted an incentive stock option will not recognize any taxable income for federal income tax purposes either on the grant or exercise of the incentive stock option provided all requirements of Section 422 of the Internal Revenue Code are satisfied, including the limit that not more than $100,000 (based on fair market value on the date of grant) of an optionee’s outstanding options intended to be incentive stock options that first become exercisable in any calendar year may be deemed an incentive stock option.

If the participant disposes of the shares purchased pursuant to the incentive stock option more than two years after the date of grant and more than one year after the exercise of the option (the required statutory “holding period”), (a) the participant will recognize long-term capital gain or loss, as the case may be, equal to the difference between the selling price and the exercise price; and (b) the Company will not be entitled to a deduction with respect to the shares of stock so issued. If the holding period requirements are not met, any gain realized upon disposition will be taxed as ordinary income to the extent of the excess of the lesser of (i) the excess of the fair market value of the shares at the time of exercise over the exercise price, and (ii) the gain on the sale. Also in that case, the Company will be entitled to a deduction in the year of disposition in an amount equal to the ordinary income recognized by the participant. Any additional gain will be taxed as short-term or long-term capital gain depending upon the holding period for the stock. A sale for less than the exercise price results in a capital loss.

The excess of the fair market value of the shares on the date of exercise over the exercise price is, however, includable in the option holder’s income for alternative minimum tax purposes.

Nonqualified Stock Options. A participant who is granted a nonqualified stock option under the 2007 Plan will not recognize any income for federal income tax purposes on the grant of the option. Generally, on the exercise of the option, the participant will recognize taxable ordinary income equal to the excess of the fair market value of the shares on the exercise date over the exercise price for the shares. The Company generally will be entitled to a deduction on the date of exercise in an amount equal to the ordinary income recognized by the participant. Upon disposition of the shares purchased pursuant to the stock option, the participant will recognize long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount realized on such disposition and the basis for such shares, which basis includes the amount previously recognized by the participant as ordinary income.

Stock Appreciation Rights. A participant who is granted stock appreciation rights will normally not recognize any taxable income on the receipt of the SARs. Upon the exercise of a SAR, (a) the participant will recognize ordinary income equal to the amount received (the increase in the fair market value of one share of the Company’s common stock from the date of grant of the SAR to the date of exercise); and (b) the Company will be entitled to a deduction on the date of exercise in an amount equal to the ordinary income recognized by the participant.

Restricted Shares. A participant will not be taxed at the date of an award of restricted shares, but will be taxed at ordinary income rates on the fair market value of any restricted shares as of the date that the restrictions lapse, unless the participant, within 30 days after transfer of such restricted shares to the participant, elects under Section 83(b) of the Code to include in income the fair market value of the restricted shares as of the date of such transfer. The Company will be entitled to a corresponding

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deduction. Any disposition of shares after restrictions lapse will be subject to the regular rules governing long-term and short-term capital gains and losses, with the basis for this purpose equal to the fair market value of the shares at the end of the restricted period (or on the date of the transfer of the restricted shares, if the employee elects to be taxed on the fair market value upon such transfer). To the extent dividends are payable during the restricted period under the applicable award agreement, any such dividends will be taxable to the participant at ordinary income tax rates and will be deductible by the Company unless the participant has elected to be taxed on the fair market value of the restricted shares upon transfer, in which case they will thereafter be taxable to the employee as dividends and will not be deductible by the Company.

Restricted Units. A participant will normally not recognize taxable income upon an award of restricted units, and the Company will not be entitled to a deduction until the lapse of the applicable restrictions. Upon the lapse of the restrictions and the issuance of the earned shares, the participant will recognize ordinary taxable income in an amount equal to the fair market value of the common stock received and the Company will be entitled to a deduction in the same amount.

Performance Awards, Other Stock-Based Awards and Cash-Based Awards. Normally, a participant will not recognize taxable income upon the grant of performance awards, other stock-based awards and cash-based awards. Subsequently, when the conditions and requirements for the grants have been satisfied and the payment determined, any cash received and the fair market value of any common stock received will constitute ordinary income to the participant. The Company also will then be entitled to a deduction in the same amount.

Tax Deductibility of Certain Performance-Based Awards under the 2007 Plan. Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any “covered employee” in excess of $1 million. For purposes of Section 162(m), the term “covered employee” includes the Company’s chief executive officer and the three other most highly compensated executive officers who are required to be disclosed in the Company’s proxy statement as a “named executive officer” based on the amount of their total compensation. Certain compensation, including compensation paid based on the achievement of pre-established performance goals, is excluded from this deduction limit if the material terms under which the compensation is to be paid, including the performance goals to be used, are approved by our stockholders. The Company obtained stockholder approval of these performance goals in 2007.

New Plan Benefits

Other than potential grants of New Options pursuant to the proposed Option Exchange, the benefits or amounts that will be received by or allocated to any directors, executive officers or employees under the 2007 Plan Amendment are not currently determinable because no specific grants have been decided upon.

Vote Required

You may vote in favor or against the proposal and you may also withhold your vote as to the proposal. In order to approve the proposal, the affirmative vote of a majority of all of the votes cast at the Special Meeting is necessary for the approval of the 2007 Plan Amendment assuming a quorum is present. For purposes of the approval of the 2007 Plan Amendment, abstentions and broker non-votes will not be counted as “votes cast” and will have no effect on the result of the vote, although they will count toward the presence of a quorum. If the stockholders do not approve the 2007 Plan Amendment, it will not be implemented, but the Company reserves the right to adopt such other compensation plans and programs as it deems appropriate and in the best interests of the Company and its stockholders. Furthermore, if the stockholders do not approve the 2007 Plan Amendment, the Company will not implement the Option Exchange, assuming it is approved by the stockholders, because there may not be sufficient shares available to cover the issuance of the New Options under the 2007 Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND ADOPTION OF THE AMENDMENT TO THE 2007 OMNIBUS INCENTIVE PLAN.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of the Record Date are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of November 11, 2008, based on 21,441,544 issued and outstanding shares of common stock, by:

•	Each person known to be the beneficial owner of 5% or more of the Company’s outstanding common stock;

•	Each executive officer;

•	Each director; and

•	All of the executive officers and directors as a group.

To our knowledge, except as indicated by footnote and subject to applicable community property laws, each person named in the table below has sole voting and investment power with respect to the ordinary shares set forth opposite such person’s name. Unless otherwise indicated, the address of our officers and directors is c/o: Spark Networks, Inc., 8383 Wilshire Blvd., Suite 800, Beverly Hills, California 90211.

	Common Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Shares
5% stockholders:
Great Hill Investors, LLC (1)	9,085,000	42.4%
Moab Partners, LP (2)	1,861,487	8.7%
North Run Capital, LP (3)	1,318,525	6.1%

Executive Officers and Directors:
Adam S. Berger (4)	694,358	3.2%
Gregory R. Liberman (5)	239,328	1.1%
Brett A. Zane (6)	60,000	*
Gregory J. Franchina (7)	103,125	* %
Joshua A. Kreinberg (8)	109,375	* %
Benjamin Derhy (9)	87,500	* %
Michael A. Kumin	–	*
Jonathan B. Bulkeley (10)	48,125	* %
Thomas G. Stockham (11)	15,625	* %
All directors and executive officers as a group (9 persons) (12)	1,357,436	6.3%

*	Indicates less than 1%.

(1)	Based on a Schedule 13D filed with the SEC on August 27, 2008. Consists of 81,221 shares held by Great Hill Investors, LLC (“GHI”); 5,713,465 shares held by Great Hill Equity Partners II, Limited Partnership (“GHEP II”); and 217,673 shares held by Great Hill Affiliate Partners II, L.P. (“GHAP II,” and together GHI and GHEP II, the “Funds”). Each Fund is an investment fund, principally engaged in the business of making private equity and other investments. Great Hill Partners GP II, LLC (“GPII,” and together with the Funds, the “Great Hill Entities”) is the sole general partner of GHEP II and GHAP II. Stephen F. Gormley, Christopher S. Gaffney, a former director of the Company, and John G. Hayes (collectively, the “Controlling Persons”) are the managers of GPII and GHI. The principal business office of the Funds, GPII and the Controlling Persons is c/o Great Hill Partners, LLC, One Liberty Square, Boston, Massachusetts 02109.

(2)	Based on a Schedule 13D filed with the SEC on March 13, 2008. Moab Capital Partners LLC has sole voting and investment power over the security holdings of Moab Partners LP, which is the record holder of the shares. Michael M. Rothenberg and. David A. Sackler, in their roles as the managers of Moab Capital Partners LLC, control its voting and investment decisions.

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(3)	Based on a Schedule 13F filed with the SEC on August 14, 2008 and information provided by the stockholder. Represents shares held by North Run Master Fund, LP, for which North Run Capital, LP acts as investment manager. North Run Advisors, LLC is the general partner of North Run Capital, LP. North Run Advisors, LLC is also the general partner of North Run GP, LP, the special general partner of North Run Master Fund, LP. Todd B. Hammer and Thomas B. Ellis are the sole members of North Run Advisors, LLC. North Run Capital, LP, North Run GP, LP, North Run Advisors, LLC, Mr. Hammer and Mr. Ellis have sole voting and dispositive power with respect to the shares and, as the sole members of North Run Advisors, LLC, Messrs. Hammer and Ellis may direct the vote and disposition of such shares. The principal business office of North Run Capital, LP is One International Place, Suite 2401, Boston Massachusetts 02110.

(4)	Includes 623,958 shares underlying options exercisable within 60 days of November 11, 2008.

(5)	Includes 226,828 shares underlying options exercisable within 60 days of November 11, 2008.

(6)	Includes 60,000 shares underlying options exercisable within 60 days of November 11, 2008.

(7)	Includes 103,125 shares underlying options exercisable within 60 days of November 11, 2008.

(8)	Includes 109,375 shares underlying options exercisable within 60 days of November 11, 2008.

(9)	Includes 87,500 shares underlying options exercisable within 60 days of November 11, 2008.

(10)	Includes 28,125 shares underlying options exercisable within 60 days of November 11, 2008.

(11)	Includes 15,625 shares underlying options exercisable within 60 days of November 11, 2008.

(12)	Shares beneficially owned by all executive officers and directors as a group includes options to purchase 1,254,536 shares exercisable within 60 days of November 11, 2008.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information regarding the compensation earned during the fiscal years ended December 31, 2007 and 2006 by our current and former Chief Executive Officer, two of our most highly compensated executive officers who were employed by us as of December 31, 2007 and whose total compensation exceeded $100,000 during that fiscal year, and former executive officers who were not executive officers as of December 31, 2007 but are required to be included (the “named executive officers”).

Name	Year	Salary		Bonus			Option Awards (1)			Nonequity incentive plan compensation (2)			All other compensation (3)			Total
Adam S. Berger (4) Chief Executive Officer	2007		$302,273		$133,000	(5)		$787,664	(6)		$346,454			$18,582	(7)		$1,587,973
Gregory R. Liberman
President and Chief Operating Officer	2007 2006	$ $	287,500 243,466		$20,000 –		$ $	530,867 209,594		$ $	73,970 41,500	(8)	$ $	9,000 7,981		$ $	921,337 502,541
Joshua A. Kreinberg
General Counsel and Corporate Secretary	2007 2006	$ $	215,000 143,258	$ $	15,000 10,000		$ $	129,408 73,176			$48,317 –	(9)	$ $	9,000 5,730		$ $	416,725 232,164
David E. Siminoff (10)
Former Chief Executive Officer	2007 2006	$ $	120,000 480,000		– –		$ $	608,703 796,750			– –		$ $	1,937 8,400		$ $	730,640 1,285,150
Mark G. Thompson (11)
Former Chief Financial Officer	2007 2006	$ $	225,000 205,966		– –		$ $	266,978 427,000		$ $	76,888 90,500	(12)	$ $	9,000 8,400		$ $	577,866 731,866

(1)	Represents the expense recognized by us for fiscal years 2007 and 2006 for the stock options granted, determined pursuant to SFAS 123(R) utilizing assumptions discussed in Note 1 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. See also our discussion of share-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Estimates and Assumptions” in our Annual Report on Form 10-K for the year ended December 31, 2007.

(2)	Our Compensation Committee establishes an amount of money each year from which bonuses can be distributed to the executive officers of the Company. This amount is based on the Company’s gross revenue and earnings before interest, taxes, depreciation and amortization (also known as EBITDA). Bonus amounts for each executive officer are based on such amount as well as individual management objectives.

(3)	Represents 401(k) plan employer contributions.

(4)	Mr. Berger became our Chief Executive Officer effective February 21, 2007.

(5)	Represents an annual retention bonus of $50,000 and a 2007 guaranteed performance bonus of $83,000 paid pursuant to the terms of Mr. Berger’s employment agreement described below.

(6)	Includes (i) $22,246 in option grants during Mr. Berger’s service as a member of our board of directors prior to his appointment as Chief Executive Officer and (ii) $576,537 in option grants made once Mr. Berger became our Chief Executive Officer.

(7)	Includes (i) $1,528 for fees received in connection with Mr. Berger’s service as a member of our board of directors prior to his appointment as Chief Executive Officer, (ii) $8,054 in costs related to health insurance premiums and premiums on a term life insurance policy, and (iii) $9,000 of 401(k) employer contribution.

(8)	Includes a bonus of $25,000 paid pursuant to Mr. Liberman’s employment agreement in connection with listing on the NYSE Alternext (formerly the American Stock Exchange (“AMEX”)) in February 2006.

(9)	Includes a bonus in the amount of $25,000 paid in connection with the completion of the Company’s Scheme of Arrangement and a bonus of $10,000 paid in connection with the Company’s timely submission of the Company’s filings with the Securities and Exchange Commission during fiscal year 2007, each paid pursuant to Mr. Kreinberg’s employment agreement.

(10)	Mr. Siminoff resigned as our Chief Executive Officer effective February 20, 2007.

(11)	Mr. Thompson resigned as our Chief Financial Officer effective December 19, 2007.

(12)	Includes a bonus of $80,000 paid in connection with listing on the NYSE Alternext (formerly AMEX) in February 2006.

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Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by each of the named executive officers as of the fiscal year ended December 31, 2007.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date
Adam S. Berger	15,625	34,375	–	$5.58	9/12/2013
Chief Executive Officer (1)	–	1,030,000	–	$5.45	2/12/2017
	–	200,000	–	$6.81	2/12/2017
	–	70,000	–	$5.74	2/21/2017
			–

Gregory R. Liberman	37,500	112,500	–	$6.05	12/4/2013
President and Chief Operating Officer (2)	31,766	75,234	–	$4.06	9/20/2014
	75,000	25,000	–	$7.36	10/25/2009

Joshua A. Kreinberg	37,500	62,500	–	$6.40	4/6/2013
General Counsel (3)	3,750	16,250	–	$5.27	2/5/2014
	–	70,000	–	$5.35	7/2/2014

David E. Siminoff	25,000	–	–	$10.31	2/20/2008
Former Chief Executive Officer (4)	118,750	–	–	$4.58	2/20/2008

Mark G. Thompson	150,000	50,000	–	$7.22	10/4/2009
Former Chief Financial Officer (5)	50,000	–	–	$7.22	10/4/2009

(1)	Mr. Berger’s options vest as follows (with reference to total options and exercise price):

Options	Vesting Schedule
50,000 at $5.58	25% vested on 9/12/2007 and 6.25% vest quarterly thereafter
1,030,000 at $5.45	25% vested on 2/12/2008 and the balance vests monthly thereafter
200,000 at $6.81	25% vested on 2/12/2008 and the balance vests monthly thereafter
70,000 at $5.74	25% vested on 2/21/2008 and the balance vests monthly thereafter

(2)	Mr. Liberman’s options vest as follows (with reference to total options and exercise price):

Options	Vesting Schedule
150,000 at $6.05	6.25% vests quarterly from 11/27/06
107,000 at $4.06	25% vested on 9/20/07 and 6.25% vests quarterly thereafter
100,000 at $7.36	6.25% vests quarterly from 10/25/04

(3)	Mr. Kreinberg’s options vest as follows (with reference to total options and exercise price):

Options	Vesting Schedule
100,000 at $6.40	25% vested on 4/6/07 and 6.25% vests quarterly thereafter
20,000 at $5.27	6.25% vests quarterly from 1/1/07
70,000 at $5.35	25% vested on 4/1/08 and 6.25% vests quarterly thereafter

(4)	Mr. Siminoff resigned in February 2007. Mr. Siminoff exercised 118,750 vested options in early 2008 and the remaining 25,000 vested options expired on February 20, 2008.

(5)	Mr. Thompson resigned as chief financial officer in December 2007 but remained a consultant to the Company through March 31, 2008. Mr. Thompson’s unvested options terminated on March 31, 2008 and his vested options expired on June 30, 2008.

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Employment Contracts and Termination of Employment and Change of Control Arrangements

Adam S. Berger

On February 12, 2007, in connection with the appointment of Adam S. Berger as CEO, the Company and Mr. Berger executed an Executive Employment Agreement (the “Agreement”).

Term, Salary and Bonus. The Agreement will continue until December 31, 2010, unless terminated earlier. Pursuant to the terms of the Agreement, Mr. Berger receives a base salary of $350,000 per year, which will be reviewed annually and may be increased at the sole discretion of the Compensation Committee of the board of directors in light of Mr. Berger’s performance and the Company’s financial performance and other economic conditions, but may not be decreased without Mr. Berger’s written consent. Mr. Berger will also be paid an annual retention bonus of $50,000. Mr. Berger is eligible to receive an annual performance bonus equal to a minimum of $75,000, a maximum of $450,000 and a target amount of $300,000. The performance bonus will be based on a twelve-month calendar year and will be based on goals set by the board of directors with input from Mr. Berger and the Compensation Committee related to the Company’s gross revenue, earnings before interest, taxes, depreciation and amortization (also known as EBITDA) and management objectives.

Option Grants. On February 12, 2007, in connection with execution of the Agreement, Mr. Berger received a grant under the Company’s 2004 Option Scheme of 1,030,000 stock options with an exercise price of $5.45. 257,500 of the options vested on February 12, 2008 and 1/36th of the remaining 772,500 options vest each month thereafter so that all 1,030,000 options will be vested and exercisable four years from the date of grant. Mr. Berger also received an additional 200,000 stock options with an exercise price of $6.81, which was 125% of fair market value of the Company’s ordinary shares on that date. 50,000 of those options vested on February 12, 2008 and 1/36th of the remaining 150,000 options vest each month thereafter so that all 200,000 options will be vested and exercisable four years from the date of grant. Lastly, on February 21, 2007, the effective date of the Agreement, Mr. Berger received a grant of 70,000 incentive stock options, 17,500 of which vested on the one year anniversary of the grant date and 1/36 th of the remaining 52,500 will vest each month thereafter so that all 70,000 options will be vested and exercisable four years from the date of grant. All options have a term of 10 years.

Other Benefits. Mr. Berger is eligible for all health and welfare benefits generally available to the Company’s fulltime employees, with the Company covering the costs of such benefits and reimbursing Mr. Berger for COBRA health and welfare plan expenses associated with his prior employer. Mr. Berger will be reimbursed for reasonable, out-of-pocket business expenses incurred in the performance of his duties on behalf of the Company, including up to $7,500 per year in business related education and training, and for any reasonable legal fees incurred in connection with the Agreement, the negotiation and execution of any new employment agreements of any successor organization in connection with a change in control and any future agreements with the Company entered into upon termination of employment.

Termination Benefits. Generally, upon termination, Mr. Berger will receive his prorated salary earned as of the date of termination and a payment for any accrued unused vacation. If Mr. Berger is terminated without cause or if he leaves for good reason, then Mr. Berger will also receive a severance package that consists of (i) a single cash lump sum payment equal to his retention bonus plus 100% of his base salary, (ii) reimbursement of COBRA health and welfare plan expenses for 12 months following termination, and (iii) immediate vesting of the lesser of 325,000 options or the remaining unvested options; provided that Mr. Berger executes a separation agreement with the Company that includes a general mutual release. Termination with “cause” means admission to or conviction of a felony, gross negligence or willful misconduct in the performance of employment duties that is likely to materially damage the Company’s financial position, or material breach of the Agreement by Mr. Berger that is not cured within 30 days of notice. “Good reason” means a material breach of the Agreement by the Company that is not cured within 30 days of notice, Mr. Berger’s base salary, retention bonus or other bonus opportunity is reduced without his consent or the options are not fully complied with by the Company, a reduction in Mr. Berger’s title, duties, or responsibilities or the assignment of any duties

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inconsistent with his position, a requirement to relocate without Mr. Berger’s consent of more than 35 miles, the Company’s non-renewal of the Agreement or, to the extent required, stockholder approval is not obtained for any provisions of the Agreement. Mr. Berger will not be entitled to any severance package if he voluntarily resigns or otherwise terminates employment with the Company other than for good reason, or the Company terminates Mr. Berger’s employment with cause.

Death or Disability. Upon death or disability, Mr. Berger is entitled to payment of his retention bonus, his unpaid prorated base salary, reimbursement of COBRA health and welfare plan expenses incurred in the subsequent 12-month period, and a single cash lump-sum payment equal to the minimum bonus that would have been paid that year, prorated according to the number of days that have elapsed since the beginning of the fiscal year in which Mr. Berger dies or becomes disabled. Disability includes Mr. Berger’s inability by reason of physical or mental illness to fulfill his obligations pursuant to the Agreement for 90 consecutive days or for a total of 180 days in any 12-month period which renders Mr. Berger unable to perform the essential functions of his job, even after reasonable accommodations are made by the Company.

Change of Control. Upon a change in control of the Company, all of Mr. Berger’s unvested stock options will immediately vest. However, if a successor company retains Mr. Berger for the one-year period following a change in control then the Agreement will remain effective and any proceeds received by Mr. Berger with respect to 50% of Mr. Berger’s options, the vesting of which was accelerated by the change in control, will be deposited in escrow to be released upon the earlier of the one year anniversary of employment by the successor company or if Mr. Berger is terminated for any reason except for cause by the successor company or without good reason by Mr. Berger. Furthermore, if Mr. Berger is terminated without cause or leaves for good reason within one year after a change of control, then Mr. Berger will receive the severance package described above under “Termination Benefits.” The escrow will be forfeited if Mr. Berger is terminated during that one year period for cause or if he leaves without good reason. A change in control is the acquisition of 50% or more of the total voting power of the Company’s voting securities, the disposition of all or substantially all of the Company’s assets, the liquidation or dissolution of the Company, a merger, consolidation, or similar transaction other than a business combination that would result in the voting securities of the Company outstanding immediately prior to such a transaction continuing to represent at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity.

Tax-Related Provisions. If Mr. Berger is deemed a specified employee as defined in Section 409A of the Internal Revenue Code, the Company may pay him interest at the prime rate plus 3% on any amounts deferred. If any payment to Mr. Berger would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, together with any interest or penalties imposed with respect to such excise tax, then Mr. Berger will be entitled to receive an additional payment equal to the amount of the excise tax.

Other Terms. Mr. Berger is prohibited from disclosing confidential information regarding the Company or engaging in any work that creates an actual conflict of interest with the Company’s business where such conflict would materially and substantially disrupt the Company’s operations. Any obligation not to disclose confidential Company information will continue for two years after the date Mr. Berger’s employment is terminated. Furthermore, during the term of the Agreement and for 12 months after, Mr. Berger has agreed, with certain exceptions, not to interfere with the Company’s relationship with its employees, customers, suppliers and other business partners.

Gregory R. Liberman

In August 2005, the Company entered into an employment agreement with Gregory R. Liberman which defined the terms of his employment as our Chief Operating Officer. The agreement was amended in March 2006 and again in November 2006 to reflect updates to the terms of his employment as President and Chief Operating Officer. The agreement contains a “change of control” provision whereby certain unvested option shares vest and become exercisable immediately in the event a person or entity purchases more than 50% of the Company’s shares. Either party may terminate the

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employment agreement without cause with 30 days notice. If the Company terminates the employment agreement without cause, or if Mr. Liberman terminates the employment agreement for good reason, Mr. Liberman is entitled to receive severance pay from the Company for a period of six months following the termination of his employment. Termination with cause includes a material misappropriation of any monies or assets or properties, a material breach by Mr. Liberman of the terms of the agreement that has not been cured within 30 days after written notice, the conviction of, or plea of guilty or nolo contendere, to a felony or to any criminal offense involving moral turpitude, gross negligence or willful misconduct. Good reason includes the Company’s requirement to relocate more than 50 miles, or any material breach by the Company which is not cured within 30 days of written notice. The amount of severance to be paid to Mr. Liberman each month will equal his monthly salary at the time of his termination, less applicable payroll tax withholding. This agreement also prescribes a twelve month period following termination wherein Mr. Liberman is prohibited from soliciting or disaffecting customers and employees of the company.

Joshua A. Kreinberg

On July 2, 2007, the Company and Joshua A. Kreinberg entered into an Executive Employment Agreement, which defines the terms of Mr. Kreinberg’s employment as the Company’s General Counsel and Secretary.

Term and Compensation. Mr. Kreinberg’s employment agreement continues indefinitely, however, either party may terminate the agreement upon 30 days’ written notice or immediately by the Company or Mr. Kreinberg for cause or good reason, respectively. Pursuant to the terms of the agreement, the Company will pay Mr. Kreinberg an annual base salary of not less than $215,000 per year. Mr. Kreinberg is eligible for annual bonuses and salary increase reviews in accordance with the normal customs and practices of the Company.

Options. In connection with the execution of the agreement, the Company issued to Mr. Kreinberg options to purchase 70,000 of the Company’s shares, 25% of which became exercisable on April 1, 2008 and 6.25% of which vest at the end of each three-month period thereafter. Plus, the options contain a “Change of Control Provision” whereby all unvested options will automatically vest if any person acquires a vested interest in more than 50% of the Company’s shares; provided, however, that if a successor company retains Mr. Kreinberg’s services for the one-year period following such change of control, then any cash proceeds with respect to 50% of those options that were accelerated will be deposited into escrow which will provide that (i) the proceeds will be paid to Mr. Kreinberg upon the earlier of the one-year anniversary of such change of control or if Mr. Kreinberg is terminated without cause or he resigns for good reason, and (ii) the proceeds will be forfeited if Mr. Kreinberg is terminated during the one-year period for cause or he resigns without good reason.

Severance. If Mr. Kreinberg is terminated without cause or he resigns for good reason, Mr. Kreinberg will receive severance pay, based on his current salary, for six months following termination. The term “cause” includes a material misappropriation of the Company’s assets, a material breach of the Agreement that has not been cured, conviction of a felony, and gross negligence or willful misconduct. “Good reason” includes relocation in excess of 50 miles, a reduction in or non-payment of base salary, the Company’s non-compliance with the terms of option agreements, and a material breach by the Company of the agreement that is not cured.

Non-Solicitation. Mr. Kreinberg must not, for twelve months following termination of the Agreement, solicit or attempt to cause any customer of the Company (or any subsidiary, affiliated, or holding companies) not to do business with the Company nor solicit for employment, employ or disaffect any other employee of the Company (or any subsidiary, affiliated, or holding companies), other than through normal recruiting efforts applied generally to the public.

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Director Compensation

Prior to May 1, 2008, we paid our non-employee directors the following compensation, except Michael A. Kumin, who did not receive any fees for his service on the board of directors or any committee in 2007:

•	Base Annual Board Service Fee: Each director was paid $2,500 per quarter (or $10,000 annually).

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Excess In-Person Board Meeting Fee: Each director was paid $1,000 for in-person attendance at each in-person board meeting that was in excess of in-person attendance of four times in a calendar year, and such amount did not exceed the aggregate of $4,000 per year. No fees were paid for telephonic meetings or telephonic attendance at in-person board meetings.

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Base Annual Committee Service Fee: Each member of the Nominating and Compensation Committees received $1,000 annually and each member of the Audit Committee received $2,000 annually for committee service.

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Committee Chairmanship Annual Fee: Each Chair of the nominating and compensation committees was paid $500 annually and the Chair of the Audit Committee was paid $1,000 annually for service as a committee Chair.

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Excess Committee In-Person Meeting Fee: Each committee member was paid $500 for in-person attendance at each in-person committee meeting that is in excess of in-person attendance of four times in a calendar year; and such amount did not exceed the aggregate of $2,000 per year. No fee was paid for telephonic meetings or telephonic attendance at in-person board meetings.

•	Expenses: Each director received expense reimbursement for reasonable travel for in-person board and committee meeting attendance.

Officers of our Company who are members of the board of directors are not paid any directors’ fees.

Directors are eligible to receive, from time to time, grants of options to purchase shares under our equity incentive plans.

Our board of directors elected to change the compensation granted to directors effective May 1, 2008 as follows: (i) the annual compensation for serving as a director is $22,000; (ii) the annual fee for serving as a member of the Compensation, Nominating or Audit Committee is $1,000 per committee; (iii) the annual fee for serving as the chairman of the Audit Committee is $3,000; and (iv) the annual fee for serving as the chairman of the Nominating or Compensation Committee is $2,000 per chairmanship. This compensation policy will replace all director compensation policies discussed above, with the exception that each director will continue to receive expense reimbursement for reasonable travel for in-person board and committee meeting attendance. For the avoidance of doubt, there is no meeting attendance fee or committee service fee. Mr. Kumin has informed the Company that he no longer intends to waive his fees for service on the board of directors and its committees.

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The following table shows information regarding the compensation earned during the fiscal year ended December 31, 2007 by our board of directors.

2007 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Option Awards (1) (2)	Total
Jonathan B. Bulkeley Director	$13,643	$29,263	$42,906
Benjamin Derhy Director	$12,000	$86,305	$98,305
Thomas G. Stockham Director	$5,040	$12,393	$17,433

(1)	Represents the expense recognized by us for fiscal year 2007 for the stock options granted, determined pursuant to SFAS 123(R) utilizing assumptions discussed in Note 1 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. See also our discussion of share based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Estimates and Assumptions” in our Annual Report on Form 10-K for the year ended December 31, 2007.

(2)	The following options are outstanding as of December 31, 2007: Jonathan B. Bulkeley – 50,000; Benjamin Derhy – 110,000; and Thomas G. Stockham – 50,000.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2007 regarding compensation plans, including any individual compensation arrangements, under which equity securities of Spark Networks, Inc. are authorized for issuance. In connection with the effect of the July 2007 Scheme of Arrangement, the Company assumed all outstanding options of its predecessor, Spark Networks plc, under its 2000 and 2004 Share Option Schemes. Of the shares reported below to be issued upon exercise of outstanding options, 3,758,560 were granted under the previous Option Schemes. The remainder of shares to be issued upon exercise of outstanding options and number of securities available for future issuance are under the Company’s 2007 Omnibus Incentive Plan.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,317,060	$5.98	1,941,500	(1)
Equity compensation plans not approved by security holders	–	–	–
Total	4,317,060	N/A	1,941,500

(1)	In July 2007, the Company adopted the 2007 Omnibus Incentive Plan. The 2007 Plan currently has 2,500,000 shares authorized for issuance and beginning on the first day of the Company’s fiscal year beginning in calendar year 2009, the number of shares reserved and available for issuance will be increased by an amount equal to the lesser of (i) 2,000,000 shares, (ii) four percent (4%) of the number of outstanding shares of Company common stock on the last day of the immediately preceding fiscal year or (iii) an amount determined by the board of directors.

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INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this Proxy Statement, which means that we can disclose important information to you by referring you to other documents that we have filed separately with the SEC and are delivering to you with the copy of this Proxy Statement. The information incorporated by reference is deemed to be part of this Proxy Statement. This Proxy Statement incorporates by reference the following documents:

(i)	Spark Network’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 31, 2008; and

(ii)	Spark Network’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on [ ], 2008.

STOCKHOLDER PROPOSALS

Proposals to be Included in Proxy Statement

Stockholders are hereby notified that if they wish a proposal to be included in our proxy statement and form of proxy relating to the 2009 annual meeting of stockholders, they must deliver a written copy of their proposal no later than January 9, 2009. If the date of next year’s annual meeting is changed by more than 30 days from the date of this year’s meeting, then the deadline is a reasonable time before we begin to print and mail proxy materials. Proposals must comply with the proxy rules relating to stockholder proposals, in particular Rule 14a-8 under the Securities Exchange Act of 1934, in order to be included in our proxy materials.

Proposals to be Submitted for Special Meeting

Under our Bylaws, no business may be brought before a special meeting except as specified in the notice of the special meeting.

Stockholders who wish to submit a proposal for consideration at our 2009 annual meeting of stockholders, but who do not wish to submit the proposal for inclusion in our proxy statement pursuant to Rule 14a-8 under the Exchange Act, must, in accordance with our Bylaws, deliver a copy of their proposal no later than the close of business on the 90th day prior nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting. Any stockholder submitting a proposal must provide a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial holder, if any, on whose behalf the proposal is made. The stockholder and the beneficial owner, if any, on whose behalf the proposal is made must provide their name and address as it appears on the books of the Company and the class and number of shares of the company which are beneficially owned and of record. Furthermore, such stockholder must promptly provide any other information reasonably requested by the Company.

In the event that the date of the annual meeting differs by more than 30 days from the first anniversary of the preceding year’s annual meeting or if the Company has not previously held an annual meeting, then notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company.

Mailing Instructions

In either case, proposals should be delivered to Spark Networks, Inc., 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211, Attention: Joshua A. Kreinberg, Corporate Secretary. To avoid controversy and establish timely receipt by the Company, it is suggested that stockholders send their proposals by certified mail, return receipt requested.

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STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders who wish to contact any of our directors either individually or as a group may do so by writing them c/o Joshua A. Kreinberg, Corporate Secretary, Spark Networks, Inc., 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211, by telephone at (323) 658-3000 or by email to jkreinberg@spark.net specifying whether the communication is directed to the entire board or to a particular director. Stockholder letters are screened by Company personnel to filter out improper or irrelevant topics, such as solicitations, and to confirm that such communications relate to matters that are within the scope of responsibilities of the board or a Committee.

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OTHER BUSINESS

The board of directors does not know of any other matter to be acted upon at the Special Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Joshua A. Kreinberg
Corporate Secretary

Dated: [                    ], 2008

Beverly Hills, California

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SPECIAL MEETING OF STOCKHOLDERS OF

SPARK NETWORKS, INC.

January 5, 2009

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 1 AND “FOR” PROPOSAL 2. PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.        ☒

1.	Proposal to approve a one-time stock option repricing and exchange program.

FOR	AGAINST	ABSTAIN
☐	☐	☐

2.	Proposal to approve the amendment to the 2007 Omnibus Incentive Plan to increase the total number of authorized shares under the plan.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Each of the persons named as proxies herein are authorized, in such person’s discretion, to vote upon such other matters as may properly come before the Special Meeting, or any adjournments thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space provided. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	Address Change

Please check here if you plan to attend the meeting.	☐

Signature of Stockholder:	Date:	Signature of Stockholder:	Date:

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SPARK NETWORKS, INC.

PROXY FOR THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 5, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder(s) of Spark Networks, Inc., a Delaware corporation, hereby acknowledges receipt of the Notice of Special Meeting of Stockholders and Proxy Statement dated [                    ], 2008, and hereby appoints Brett A. Zane and Joshua A. Kreinberg, the Company’s Chief Financial Officer and General Counsel and Corporate Secretary, respectively, or either of them acting singly in the absence of the other, with full power of substitution, as attorneys-in-fact and proxies for, and in the name and place of, the undersigned, and hereby authorizes each of them to represent and to vote all of the shares which the undersigned is entitled to vote at the Special Meeting of Stockholders of Spark Networks, Inc. to be held on January 5, 2009, at 1:30 p.m. Pacific Standard Time, and at any adjournments thereof, upon the matters as set forth in the Notice of Special Meeting of Stockholders and Proxy Statement, receipt of which is hereby acknowledged.

THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED IN A TIMELY MANNER, WILL BE VOTED AT THE SPECIAL MEETING AND AT ANY ADJOURNMENTS THEREOF IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED FOR APPROVAL OF PROPOSAL 1 AND FOR APPROVAL OF PROPOSAL 2 AS DESCRIBED IN THE PROXY, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXIES HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

(continued, and to be signed and dated, on reverse side)